

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

Via E-mail
Paul Hanrahan
President and Chief Executive Officer
AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

> **Re:** **AES Corporation**
> **Form 10-K**
> **Filed February 28, 2011**
> **Definitive Proxy on Schedule 14A**
> **March 7, 2011**
> **File No. 1-12291**

Dear Mr. Hanrahan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 113

1.   Please disclose the nature and types of expenses included in cost of sales.

Capital Resources and Liquidity, page 154

2.   We note that the majority of your unrestricted cash is held by your subsidiaries. Please tell us your consideration of disclosing the amount of cash and short-term investments

held by your foreign subsidiaries that are not available to fund domestic operations unless the funds are repatriated and providing a discussion and analysis the potential income tax payments that would be required upon repatriation of undistributed earnings of foreign subsidiaries.

Note 12. Contingencies, page 221

Litigation, page 228

3.   We note your disclosure that it is reasonably possible that some matters could result in you paying damages or make expenditures in amounts that could be material. Please tell us what consideration you gave to providing an estimate of the possible loss or range of loss in excess of amounts accrued for each of the matters or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. Please refer to the disclosures required by ASC 450-20-50.

Note 13. Benefit Plans, page 241

4.   Please tell us in detail how you calculated the expected return on plan assets related to your foreign plans. Explain to us the mix of plan assets and how that mix determined the assumed rate of return. We assume such rate was based on historical returns, projected returns or a combination of both. If so, show us the periods over which such return projections were developed. We may have further comment.

Exhibits, page 283

5.   We note that you have provided some of the appendices and exhibits to your credit agreement (Exhibit 10.21) in your Form 8-K filed on July 30, 2010. However, it appears that Exhibits B-1 through B-7 have not been provided. Please file those exhibits or advise.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

The Company's 2010 Performance, page 29

6.   Please quantify the actual cash flow metrics and distributions achieved and explain how the Compensation Committee analyzed this data against the targets to arrive at a final score of 167%. Please also clarify and describe in greater detail how you calculated the

annual cash incentives for each executive officer. For example, describe the formula used to calculate the $2,242,000 of annual incentive plan awarded to your Chief Executive Officer. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anthony Watson at (202) 551-3318 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Brigitte Lippmann, Special Counsel, at (202) 551-3713, with any other comments.

Sincerely,

/s/ Jim Allegretto for

William Thompson
Accounting Branch Chief